UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

UCI HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

New Zealand	333-173626	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Level Nine, 148 Quay Street, Auckland 1010, New Zealand

(Address of principal executive offices)

Keith A. Zar telephone: (847) 482-4350

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of UCI HOLDINGS LIMITED’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at : http://www.ucinc.com/investors.html.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI HOLDINGS LIMITED

Date: May 29, 2015	By:	/s/ Keith A. Zar
Keith A. Zar
Group Legal Counsel